UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   RJR NABISCO HOLDINGS CORP.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           74960K 876
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                      114 West 47th Street
                    New York, New York 10036
                         (212) 626-0888

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 6, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 2 Pages


                          SCHEDULE 13D


Item 1.  Security and Issuer

          This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on March 11, 1996, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc., a Delaware corporation ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants") and amended by Amendment No. 1 ("Amendment No. 1") filed with the Securities and Exchange Commission on June 6, 1996, is further amended to correct Schedule A to Amendment No. 1.


                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996


RIVERDALE INVESTORS CORP., INC.

By:  /s/Robert J. Mitchell
     Robert J. Mitchell

Its: Vice President and Treasurer



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE INVESTORS CORP. INC.

Its: General Partner

By:  /s/Robert J. Mitchell
     Robert J. Mitchell

Its: Vice President and Treasurer


By:  /s/ Carl C. Icahn
     Carl C. Icahn


(Signature Page of Schedule 13D Amendment No. 2 with respect to RJR Nabisco Holdings Corp.)


                     Page 2 of 2 Pages

                         SCHEDULE A

           Schedule of Transactions in the Shares


                              No. of Shares  Price Per
Name       Date of Purchase   Purchased      Per Share1

High River     5/21/96         28,400        30.875
Limited                       130,500        31
Partnership                    18,500        31.125

High River     5/22/96         22,600        30.875
Limited
Partnership

High River     5/23/96          2,000        30.875
Limited
Partnership


1/  Excludes brokerage commissions.